NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF LPBP INC.

Date:	April 5, 2012	Business of the Annual Meeting of Shareholders:

(a) to receive the Financial Statements of the Company for the year ended October 31, 2011, together with the Auditors’ Report thereon;

(b) to elect directors for the ensuing year;

(c) to appoint auditors for the ensuing year and to authorize the directors to fix their remuneration; and

(d) to transact any other business that may properly come before the Meeting.

By Order of the Board,

/s/ Andrew Foti

Andrew Foti
Secretary

Febrary 14, 2012

Time:	11:15 a.m. (Eastern Standard Time)

Place:	LPBP Inc., Head Office 447 March Road Ottawa, Ontario K2K 1X8